Exhibit 99.1

Nyxoah Provides Update on FDA Approvable Letter for Genio System

Expects to meet final FDA requirements for full PMA approval in the second quarter

Mont-Saint-Guibert, Belgium – April 8, 2025, 7:00am CET / 1:00am ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), which develops breakthrough treatment alternatives for Obstructive Sleep Apnea (OSA) through neuromodulation, today announced an update on the FDA approval process for the Genio system.

On March 26, 2025, the Company announced that the U.S. Food and Drug Administration (FDA) issued an Approvable Letter regarding the Company's Pre-Market Approval (PMA) application for the Genio® system.

The Approvable Letter means that Nyxoah’s application for marketing the device in the United States substantially meets the requirements of the Federal Food, Drug and Cosmetic Act and the FDA’s PMA implementing regulations codified at 21 C.F.R. Part 814, and the FDA will approve the application subject to satisfactory completion of a manufacturing facilities, methods and controls review. FDA has accepted all other data provided with the PMA submission, including most importantly the clinical study that demonstrates the safety and effectiveness of the Genio® system.

Nyxoah is actively addressing one remaining item before FDA approval may be granted which is the validation of one process used with a component of the Genio system at its U.S. manufacturing site. The Company is confident that it will be able to successfully complete this validation in the near term. As such, Nyxoah anticipates that its application could potentially be approved in the second quarter and intends to provide an update on the review process on its first quarter 2025 earnings call to be held in May.

“We are pleased to share that the Approvable Letter from FDA confirms that we are very close to PMA approval,” commented Olivier Taelman, Nyxoah’s Chief Executive Officer. “We believe the final remaining step is completing a process validation at our U.S. manufacturing site – action taken in response to the last set of specific validation questions sent by the FDA – which we are confident we can address swiftly and successfully. We look forward to launching Genio in the U.S. upon receipt of FDA approval.”

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA). Nyxoah’s lead solution is the Genio® system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio® system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study.

For more information, please visit http://www.nyxoah.com/.

Caution – CE marked since 2019. Investigational device in the United States. Limited by U.S. federal law to investigational use in the United States

FORWARD-LOOKING STATEMENTS

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or managements’ current expectations regarding the Genio® system; planned and ongoing clinical studies of the Genio® system; the potential advantages of the Genio® system; Nyxoah’s goals with respect to the development, regulatory pathway and potential use of the Genio® system; receipt of FDA approval; satisfactory completion of a manufacturing facilities, methods and controls review, and the anticipated timing of the foregoing; entrance to the U.S. market; and the Company's results of operations, financial condition, liquidity, performance, prospects, growth and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. Additionally, these risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person's officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

John Landry, CFO

IR@nyxoah.com

For Media

In United States

FINN Partners – Alyssa Paldo

alyssa.paldo@finnpartners.com

In International/Germany

MC Services – Anne Hennecke

nyxoah@mc-services.eu

In Belgium/France

Backstage Communication – Gunther De Backer

gunther@backstagecom.be